

October 28, 2013

Via E-mail
Keith E. Gottfried, Esq.
Alston & Bird LLP
950 F Street, NW
Washington, DC 20004-1404

> **Re:** **RCM Technologies, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 24, 2013**
> **File No. 001-10245**

Dear Mr. Gottfried:

We have reviewed the above filing and related response letter and have the following additional comments.

Background of the Proxy Contest, page 10

1.   Disclosure in the first paragraph on page 14 references a Company settlement proposal pursuant to which the Board would present for stockholder approval at the 2013 Annual Meeting a proposal to ratify the rights plan. We also note disclosure in the press release included in the soliciting material filed pursuant to Exchange Act Rule 14a-12 on May 29, 2013 that the Board "intends to submit the [amended stockholder rights plan] for ratification at this year's annual meeting of stockholders." Please amend the proxy statement to disclose why, given the Company's press release dated May 28, 2013, the Company is not submitting such proposal for stockholder approval.

Termination Benefits Agreement for Leon Kopyt, page 30

2.   Please supplement the proxy statement to disclose that a Change in Control will be deemed to have occurred pursuant to the Termination Benefits Agreement if one or more of the IRS No. 19 Group's nominees are appointed to the Board. Refer to section 3(b) of the Second Amended and Restated Termination Benefits Agreement, dated March 18, 1997 and Item 5(b)(1) of Schedule 14A.

Severance Agreement for Leon Kopyt, page 31

3.   Refer to our preceding comment. Please supplement the proxy statement to disclose that Mr. Kopyt will be entitled to severance payments under the Severance Agreement if Mr. Kopyt terminates his employment with the Company for any reason during the one-month period commencing twelve months following the appointment to the Board of one

or more of the IRS No. 19 Group's nominees. Refer to section 1(b) of the Severance Agreement dated June 10, 2002, section 3(b) of the Second Amended and Restated Termination Benefits Agreement, dated March 18, 1997 and Item 5(b)(1) of Schedule 14A.

Proposal 5, page 39

4.   We note your supplemental response to prior comment 2. Please provide the disclosure originally requested. Based on your supplemental response, it appears that the Company believes it may have grounds under state law to prevent Proposal 5 from being considered at the 2013 Annual Meeting on the basis that the Proposal 5 contains language that it believes is "vague and indefinite." Please note that we are unable to agree with the Company's belief that the language in question is prohibited by Exchange Act Rule 14a-9.

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Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions